

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2009

Mail Stop 4631

<u>**Via U.S. mail**</u>

Mark A. Kimball
Senior Vice President
Select Comfort Corporation
9800 59th Avenue North
Minneapolis, Minnesota 55442

Re: **Select Comfort Corporation**
       Registration Statement on Form S-3
       Filed on: October 13, 2009
       File No.: 333-162437

Dear Mr. Kimball:

        We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you have checked the "Smaller reporting company" box on the cover of the registration statement. Based on the definition of a "smaller reporting company" set forth in Rule 12b-2 of the Exchange Act, please advise us of the basis upon which you are eligible to register this transaction on Form S-3. If you believe that Form S-3 is available in reliance on General Instruction I.B.6., please comply with Instruction 7 to the General Instruction.

Description of Capital Stock, page 4

2. Please revise the introductory paragraph to remove the statement that the disclosure in this section "is not complete".

3. We also note the statement in the introductory paragraph that the description of the capital stock is "subject to and qualified in its entirety" by the provisions of your charter documents and applicable Minnesota law. Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C.

Description of Subscription Rights, page 10

4. In the introductory paragraph, please list all of the "other securities" covered by the subscription rights. Please ensure that such other securities are covered by the registration statement and have counsel revise the introductory paragraph of the legal opinion to properly identify the securities for which subscription rights may be exercised. This comment also applies to your disclosure regarding the warrants.

5. The discussion in the last paragraph prior to the "Exercise of Subscription Rights" section appears misplaced. Please advise or revise.

Incorporation of Certain Documents By Reference, page 17

6. In accordance with Item 12 of Form S-3, please revise your disclosure to include in the list of documents incorporated by reference the amendment to your most recent annual report, filed on May 4, 2009. In addition, please indicate the filing date of Form 8-A referenced in the last bullet point of your disclosure, as well as make any necessary updates to reflect the recent filing of any documents which you are required to incorporate by reference pursuant to Item 12.

Part II

Item 16. Exhibits, page II-2

7. We note that you have not included in the exhibits list a form of subscription rights certificate or a form of unit agreement, or otherwise indicated that at the time of a takedown you will file the relevant agreements or certificates by means of a post effective amendment or a report filed under the Exchange Act. Please advise or otherwise revise the exhibit list accordingly. Please see Items 601(b)(4) and (10) of Regulation S-K, as applicable.

Item 17. Undertakings, page II-3

8. We note that you have included a number of undertakings in accordance with Items 512(a)(5)(ii) and 512(i) of Regulation S-K, which undertakings would be inapplicable for this type of offering on Form S-3. Please revise your disclosure to remove extraneous undertakings.

Exhibit 5.1. Opinion of Oppenheimer Wolff & Donnelly LLP

9. We note the assumptions made by counsel regarding Minnesota law in the first paragraph on page two of the opinion. Please confirm that if any warrant, subscription right or unit that may be offered or sold pursuant to this registration statement is governed by the laws of any jurisdiction other than the laws of the State of Minnesota, then at a time of a take down you will file an amended legal opinion of counsel, pursuant to which counsel must opine that these securities are binding obligations of the company under the state contract law governing these securities. At the time of a take-down, you may incorporate by reference into the registration statement the amended legal opinion by filing it under cover of Form 8-K. For additional guidance please see Q&A 212.05 of Compliance and Disclosure Interpretations related to Securities Act Rules, found in the Division of Corporation Finance page of the Commission's web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

*   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas R. Marek, Esq.
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402
Via Facsimile at (612) 607-7100